EXHIBIT 99.1

DIGATRADE FINANCIAL CORP.

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021 and 2020

(Expressed in Canadian Dollars)

Management’s Responsibility for Financial Reporting

These consolidated financial statements have been prepared by and are the responsibility of the management of the Company. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, using management’s best estimates and judgments based on currently available information. When alternative accounting methods exist, management has chosen those it considers most appropriate in the circumstances.

The Company maintains an appropriate system of internal controls to provide reasonable assurance that financial information is accurate and reliable and that the Company’s assets are appropriately accounted for and adequately safeguarded.

The Company’s independent auditors, Harbourside CPA LLP, were appointed by the shareholders to conduct an audit in accordance with generally accepted auditing standards in Canada and the Public Company Accounting Oversight Board (United States) and their report follows.

“Bradley J. Moynes”

President, CEO and Director

“Timothy Delaney”

Director

2

REPORT OF INDEPENDENT PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Digatrade Financial Corp.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Digatrade Financial Corp. and subsidiaries (the “Company”) as of December 31, 2021, and the related consolidated statements of changes in shareholder’s deficiency, comprehensive loss, and cash flows for the year then ended and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Explanatory Paragraph Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has a working capital deficit, and has incurred significant operating losses and negative cash flows from operations since inception. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also discussed in Note 1 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the auditing standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising form the current year audit of the financial statement that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ Harbourside CPA

Vancouver, Canada

FIRM ID: 06498

April 29, 2022

We have served as the Company’s auditor since February 2022.

3

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of:

DIGATRADE FINANCIAL CORP.

Opinion on the Financial Statements

We have audited the accompanying consolidated financial statements of Digatrade Financial Corp. and its subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2020 and 2019 and the consolidated statements of changes in shareholders’ deficiency, comprehensive loss, and cash flows for the years then ended, and notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2020 and 2019, and its consolidated financial performance and its consolidated cash flows for the years then ended in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

We draw attention to Note 1 in the consolidated financial statements, which indicates that the Company incurred a net loss of $2,711,872 during the year ended December 31, 2020, and as of that date, had accumulated losses since inception of $10,505,204. As stated in Note 1, these events or conditions, along with other matters as set forth in Note 1, indicate that a material uncertainty exists that may cast substantial doubt on the Company’s ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Opinion on Internal Control over Financial Reporting

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Basis for Opinion

The Company’s management is responsible for these consolidated financial statements, and for maintaining effective internal control over financial reporting. Our responsibility is to express opinions on the company’s consolidated financial statements based on our audits.  Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report.

We are independent of the Company in accordance with the ethical requirements and laws that are relevant to our audit of the consolidated financial statements in Canada and we have fulfilled our other ethical responsibilities in accordance with these requirements. In addition, we are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

4

Emphasis of Matter – Restated Comparative Information

We draw attention to Note 4 to the consolidated financial statements, which explains that certain comparative information presented for the year ended December 31, 2018 has been restated. Our opinion is not modified in respect of this matter.

Other Information

Management is responsible for the other information. The other information comprises Management’s Discussion and Analysis. Our opinion on the consolidated financial statements does not cover the other information and will not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

We obtained Management’s Discussion and Analysis prior to the date of this report. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards and PCAOB standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

The engagement partner on the audit resulting in this independent auditor’s report is Mike Kao.

WDM

Chartered Professional Accountants

We have served as the Company’s auditor since 2001.

Vancouver, B.C., Canada

April 09, 2021

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DIGATRADE FINANCIAL CORP. Consolidated Statements of Financial Position (Expressed in Canadian Dollars)

	Note	December 31, 2021	December 31, 2020
		$	$
ASSETS

CURRENT
Cash		39,205	476
GST Recoverable		11,042	12,044
Prepaid Expenses		23,763	-
Deferred Loss on Derivatives	6	229,857	280,637

		303,867	293,157

LIABILITIES

CURRENT
Trade and Other Payables	5	135,125	147,597
Shareholder Loans		63,535	-
Convertible Promissory Notes – Liability Component	6	88,562	91,721
Derivative Liability	6	551,566	1,610,858
Promissory Notes	6	11,877	11,904

Total Liabilities		850,665	1,862,080

SHAREHOLDERS’ (DEFICIENCY)

Share Capital	7	9,391,778	8,876,281
Obligation to Issue Common Shares	7	69,761	-
Reserves		60,000	60,000
Accumulated Deficit		(10,068,337)	(10,505,204)

Total Deficiency Attributable to Shareholders		(546,798)	(1,568,923)

		303,867	293,157

Nature and Continuance of Operations (Note 1)

Subsequent Events (Note 13)

The accompanying notes are an integral part of these consolidated financial statements.

Approved on behalf of the Board:

“Bradley J. Moynes”	“Timothy Delaney”
President, Chief Executive Officer and Director	Director

6

DIGATRADE FINANCIAL CORP. Consolidated Statements of Changes in Shareholders’ Deficiency For the Years Ended December 31, 2021 and 2020 (Expressed in Canadian Dollars)

	Note	Number of Common Shares	Number of Class “B” Common Shares	Share Capital	Obligation to Issue Shares	Stock Option Reserve	Deficit	Total Shareholders' Deficiency	Non-Controlling Interest
				$	$	$	$	$	$

Balance, December 31, 2019		582,564,926	1,100,000	7,460,158	-	60,000	(7,793,332)	(273,174)	(157,729)

Shares Issued Pursuant to Conversion of Convertible Promissory Notes	6,7(b)	759,908,896	-	1,416,023	-	-	-	1,416,023	-
Shares Issued for Cash	7(b)	-	1,000,000	100	-	-	-	100	-
Derecognition of non-controlling interest of subsidiary	4	-	-	-	-	-	-	-	287,389
Adjustment on Derecognition of Subsidiary	4	-	-	-	-	-	-	-	(2,272)
Net Comprehensive Loss		-	-	-	-	-	(2,711,872)	(2,711,872)	(127,388)

Balance, December 31, 2020		1,342,473,822	2,100,000	8,876,281	-	60,000	(10,505,204)	(1,568,923)	-

Shares Issued Pursuant to Conversion of Convertible Promissory Notes	6,7(b)	220,865,794	-	515,497	69,761	-	-	585,258	-
Net Comprehensive Loss		-	-	-	-	-	436,867	436,867	-

		1,563,339,616	2,100,000	9,391,778	69,761	60,000	(10,068,337)	(546,798)	-

Authorized Share Capital (Note 7(a))

The accompanying notes are an integral part of these consolidated financial statements.

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DIGATRADE FINANCIAL CORP. Consolidated Statements of Comprehensive Loss For the Years Ended December 31, 2021 and 2020 (Expressed in Canadian Dollars)

	Note	2021	2020
		$	$

EXPENSES
Accounting, Audit, and Legal		118,274	109,154
Bank Charges		735	540
Consulting		173,171	145,396
Filing and Transfer Agent Fees		15,382	20,903
Management Fees	10(a)	169,348	133,939
Office		11,700	4,312

		488,610	414,244

LOSS BEFORE OTHER ITEMS		(488,610)	(414,244)

Gain on Write-off of Promissory Note		-	151,301
Accretion Expenses		(129,391)	(137,880)
Finance Fees		(46,066)	-
Interest Expenses		(39,182)	(30,785)
Foreign Exchange Gain (Loss)		(5,370)	2,485
Other Income		13,312	-
Change in Fair Value of Derivative Instruments		1,132,174	(1,995,930)

NET LOSS FOR THE YEAR FROM CONTINUING OPERATIONS		436,867	(2,425,053)

Loss for the period from Discontinued Operations	4	-	(127,637)
Loss on Spin-out of Subsidiary		-	(286,570)

NET COMPREHENSIVE LOSS FOR THE YEAR		436,867	(2,839,260)

TOTAL NET COMPREHENSIVE LOSS ATTRIBUTABLE TO:

Shareholders of the Company		436,867	(2,711,872)

Non-Controlling Interest		-	(127,388)

Basic and Diluted Loss per Share		0.00	(0.01)

Weighted Average Number of Shares Outstanding		1,185,974,677	1,082,137,350

The accompanying notes are an integral part of these consolidated financial statements.

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DIGATRADE FINANCIAL CORP. Consolidated Statements of Cash Flows For the Years Ended December 31, 2021 and 2020 (Expressed in Canadian Dollars)

	Note	2021	2020
		$	$

CASH PROVIDED BY (USED FOR):

OPERATING ACTIVITIES

Net Income (Loss) for the Year		436,867	(2,839,260)

Loss for the period from Discontinued Operations		-	127,637

Non-Cash Items
Accrued Interest on Promissory Notes		39,182	30,785
Unrealized Foreign Exchange (Gain)		644	(2,658)
Accretion Expenses		129,391	137,880
Change in Fair Value of Derivative Instruments		(1,132,174)	1,995,930
Loss on Spin-out of Subsidiary		-	286,570
Gain on Write-off of Promissory Note		-	(151,301)

		(526,090)	(414,417)

Change in Non-Cash Working Capital Accounts	8(a)	(35,233)	26,860

Net Cash used Continuing Operations		(561,323)	(387,557)
Net Cash from Discontinued Operations		-	17,078

		(561,323)	(370,479)

INVESTING ACTIVITY
Net Cash used in Investments in Discontinued
Operations	4	-	(145,901)

		-	(145,901)

FINANCING ACTIVITIES

Advances from Shareholders		63,535	-
Net Proceeds on Issuance of Class B Stock		-	100
Net Proceeds on Issuance of Promissory Notes		536,517	403,600

		600,052	403,700

(DECREASE) IN CASH		38,729	(112,680)

Cash, Beginning of the Year		476	113,156

CASH, END OF THE YEAR		39,205	476

Supplemental Cash Flow Information (Note 8)

The accompanying notes are an integral part of these consolidated financial statements.

9

DIGATRADE FINANCIAL CORP. Notes to the Consolidated Financial Statements December 31, 2021 and 2020 (Expressed in Canadian Dollars)

NOTE 1 – NATURE AND CONTINUANCE OF OPERATIONS

Digatrade Financial Corp. (the “Company”) is governed by the Business Corporations Act (British Columbia). The head office, principal address, and records office of the Company are located at 1500 West Georgia Street, Suite 1300, Vancouver, British Columbia, Canada, V6C 2Z6.  The Company’s common shares are listed on the NASDAQ Over-the-Counter Board (“OTCB”) exchange under the symbol “DIGAF”.

In March 2015, the Company entered into an agreement with Mega Ideas Holdings Limited, dba ANX (“ANX”), a company incorporated and existing under the laws of Hong Kong. ANX owns a proprietary trading platform and provides operational support specializing in blockchain development services and exchange and transaction services for crypto-currencies. Effective October 17, 2018 the Company closed the online retail trading platform and shared liquidity order book with ANX International owing to low transaction volumes.  The Company will continue to offer OTC trading for institutional customers and accredited traders while continuing to seek new opportunities within the blockchain and the financial technology sector.

In February 2019, the Company entered into a Definitive Agreement with Securter Inc. (“Securter”), a private Canadian corporation that is developing a proprietary, patent-pending credit card payment platform to significantly increase the security of online credit card payment processing (Note 4).

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards on the basis that the Company is a going concern and will be able to meet its obligations and continue its operations for its next fiscal year.  Several conditions as set out below cast uncertainties on the Company’s ability to continue as a going concern.

The outbreak of the COVID-19 virus and the worldwide pandemic has impacted the Company’s plans and activities. The Company may face disruption to operations, supply chain delays, travel and trade restrictions, and impacts on economic activity in affected countries or regions can be expected and are difficult to quantify. Regional disease outbreaks and pandemics represent a serious threat to hiring and maintaining a skilled workforce and could be a major health-care challenge for the Company. There can be no assurance that the Company’s personnel will not be impacted by these regional disease outbreaks and pandemics and ultimately that the Company would see its workforce productivity reduced or incur increased medical costs and insurance premiums as a result of these health risks.

In addition, the pandemic has created a dramatic slowdown in the global economy. The duration of the outbreak and the resulting travel restrictions, social distancing recommendations, government response actions, business disruptions and business closures may have an impact on the Company’s operations and access to capital. There can be no assurance that the Company will not be impacted by adverse consequences that may be brought about by the pandemic’s impact on global industrial and financial markets which may reduce prices in general, share prices and financial liquidity thereby severely limiting access to essential capital.

The Company’s ability to continue as a going concern is dependent upon the financial support from its creditors, shareholders, and related parties, its ability to obtain financing for its development projects, and upon the attainment of future profitable operations.

The Company has not yet achieved profitable operations and has accumulated losses of $10,068,337 since inception and working capital deficiency of $546,798 as at December 31, 2021. Accordingly, the Company will need to raise additional funds through future issuance of securities or debt financing. Although the Company has raised funds in the past, there can be no assurance the Company will be able to raise sufficient funds in the future, in which case the Company may be unable to meet its obligations as they come due in the normal course of business. It is not possible to predict whether financing efforts will be successful or if the Company will attain a profitable level of operations.

The current cash resources are not adequate to pay the Company’s accounts payable and to meet its minimum commitments at the date of these consolidated financial statements, including planned corporate and administrative expenses, and other project costs; accordingly, there is significant doubt about the Company’s ability to continue as a going concern. These consolidated financial statements do not give effect to adjustments that would be necessary to the carrying amounts and classifications of assets and liabilities should the Company be unable to continue as a going concern.

10

DIGATRADE FINANCIAL CORP. Notes to the Consolidated Financial Statements December 31, 2021 and 2020 (Expressed in Canadian Dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of Presentation

These consolidated financial statements have been prepared on a historical cost basis except for financial instruments classified as available-for-sale that have been measured at fair value.  Cost is the fair value of the consideration given in exchange for net assets.

b)	Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements were approved and authorized for issue by the Board of Directors on April 29, 2022.

c)	Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries (collectively, the “Company”).  Intercompany balances and transactions are eliminated in preparing the consolidated financial statements.  The following companies have been consolidated within these consolidated financial statements:

Entity	Country of Incorporation	Voting Control	Functional Currency

Digatrade Financial Corp.	Canada	Parent Company	Canadian Dollar
Digatrade Limited	Canada	100%	Canadian Dollar
Digatrade (UK) Limited	United Kingdom	100%	Pounds Sterling
Digatrade Limited	USA	100%	US Dollar

d)	Foreign Currency

These consolidated financial statements are presented in Canadian dollars, which is also the functional currency of the parent company.  Each subsidiary determines its own functional currency (Note 2(c)) and items included in the financial statements of each subsidiary are measured using that functional currency.

i)	Transactions and Balances in Foreign Currencies

Foreign currency transactions are translated into the functional currency of the respective entity using the exchange rates prevailing at the dates of the transactions.  Foreign exchange gains and losses resulting from the settlement of such transactions and from the re-measurement of monetary items at year-end exchange rates are recognized in profit or loss.  Non-monetary items measured at historical cost are translated using the exchange rate at the date of the transaction and are not retranslated.  Non-monetary items measured at fair value are translated using the exchange rate at the date when fair value was determined.

ii)	Foreign Operations

On consolidation, the assets and liabilities of foreign operations are translated into Canadian dollars at the exchange rate prevailing at the reporting date and their revenues and expenses are translated at exchange rates prevailing at the dates of the transactions.  The exchange differences arising on the translation are recognized in other comprehensive income and accumulated in the currency translation reserve in equity.  On disposal of a foreign operation, the component of other comprehensive income relating to that particular foreign operation is recognized in earnings and recognized as part of the gain or loss on disposal.

e)	Financing and Finder’s Fees

Financing and finder’s fees relating to financial instruments with a term of one year or less are expensed in the period incurred.  For financial instruments with a term of over one year, the fees are netted against the financial instruments and amortized over the term of the financial instruments.

11

DIGATRADE FINANCIAL CORP. Notes to the Consolidated Financial Statements December 31, 2021 and 2020 (Expressed in Canadian Dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

f)	Share Capital

The Company records proceeds from share issuances, net of commissions and issuance costs. Shares issued for other than cash consideration are valued at either: (i) the fair value of the asset acquired or the fair value of the liability extinguished at the measurement date under current market conditions, or (ii) the quoted price on the Over-the-Counter Bulletin Board in the United States based on the earliest of: the date the shares are issued, or the date the agreement to issue the shares is reached.

g)	Loss per Share

Basic loss per share is calculated by dividing net loss by the weighted average number of common shares issued and outstanding during the reporting period. Diluted loss per share is the same as basic loss per share, as the issuance of shares on the exercise of stock options and share purchase warrants is anti-dilutive.

h)	Share-Based Payments

The fair value method of accounting is used for share-based payment transactions. Under this method, the cost of stock options and other share-based payments is recorded based on the estimated fair value using the Black-Scholes option-pricing model at the grant date and charged to profit over the vesting period. The amount recognized as an expense is adjusted to reflect the number of equity instruments expected to vest.

Upon the exercise of stock options and other share-based payments, consideration received on the exercise of these equity instruments is recorded as share capital and the related share-based payment reserve is transferred to share capital. The fair value of unexercised equity instruments are transferred from reserve to retained earnings upon expiry.

i)	Income Taxes

Tax expense recognized in profit or loss comprises the sum of deferred tax and current tax not recognized in other comprehensive income or directly in equity.

i)	Current Income Tax

Current income tax assets and liabilities comprise those claims from, or obligations to, fiscal authorities relating to the current or prior reporting periods that are unpaid at the reporting date. Current tax is payable on taxable profit, which differs from profit or loss in the consolidated financial statements. Calculation of current tax is based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period.

ii)	Deferred Income Tax

Deferred income taxes are calculated using the liability method on temporary differences between the carrying amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are calculated, without discounting, at tax rates that are expected to apply to their respective period of realization, provided they are enacted or substantively enacted by the end of the reporting period. Deferred tax liabilities are always provided for in full.

Deferred tax assets are recognized to the extent that it is probable that they will be able to be utilized against future taxable income. Deferred tax assets and liabilities are offset only when the Company has a right and intention to offset current tax assets and liabilities from the same taxation authority.

Changes in deferred tax assets or liabilities are recognized as a component of tax income or expense in profit or loss, except where they relate to items that are recognized in other comprehensive income or directly in equity, in which case the related deferred tax is also recognized in other comprehensive income or equity, respectively.

j)	Revenue Recognition

Revenue is comprised of consulting fees and commissions earned on trades executed on the digital currency trading platform. Consulting fee income is recognized as the consulting services are provided. Commission is considered earned when a trade is completed by the Company’s customers. As the platform is not yet fully live, commissions and consulting fees earned have been accounted for as a recovery of development costs incurred.

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DIGATRADE FINANCIAL CORP. Notes to the Consolidated Financial Statements December 31, 2021 and 2020 (Expressed in Canadian Dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

k)	Financial Instruments

The following is the Company’s accounting policy for financial instruments under IFRS 9:

(i) Classification

The Company classifies its financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive income (loss) (“FVTOCI”) or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or if the Company has opted to measure them at FVTPL.

The following table shows the classification under IFRS 9:

Financial assets/liabilities	Classification
Cash	FVTPL
Trade and Other payables	Amortized cost
Convertible Promissory Notes	Amortized cost
Promissory Notes	Amortized cost

(ii) Measurement

Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment.

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the Consolidated Statements of Comprehensive Income. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the Consolidated Statements of Comprehensive Income in the period in which they arise.

(iii) Impairment of financial assets

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to twelve month expected credit losses. The Company shall recognize in the Consolidated Statements of Comprehensive Income, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

l)	Non-Controlling Interest

Non-controlling interest in the Company’s less than wholly owned subsidiary is classified as a separate component of equity. On initial recognition, non-controlling interest is measured at the fair value of the non-controlling entity’s contribution into the related subsidiary. Subsequent to the original transaction date, adjustments are made to the carrying amount of non-controlling interest for the non-controlling interest’s share of changes to the subsidiary’s equity.

13

DIGATRADE FINANCIAL CORP. Notes to the Consolidated Financial Statements December 31, 2021 and 2020 (Expressed in Canadian Dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

m)	Accounting Standards Effective January 1, 2021

Amendments to IAS 1

In January 2020, the IASB issued amendments to clarify the requirements for classifying liabilities as current or non-current. The amendments specify that the conditions that exist at the end of a reporting period are those which will be used to determine if a right to defer settlement of a liability exists. The amendments also clarify the situations that are considered a settlement of a liability. The amendments are effective January 1, 2022, with early adoption permitted. The amendments are to be applied retrospectively. The Company does not intend to early adopt these amendments and is currently assessing the impact of these amendment on its financial statements.

NOTE 3 – SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

In the application of the Company’s accounting policies which are described in Note 2, management is required to make judgments, estimates, and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources.  The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant.  Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.  Significant judgments, estimates, and assumptions that have the most significant effect on the amounts recognized in the consolidated financial statements are described below.

Deferred Tax Assets

Deferred tax assets, including those arising from unutilized tax losses, require management to assess the likelihood that the Company will generate sufficient taxable earnings in future periods in order to utilize recognized deferred tax assets. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows.  In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods.  To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the reporting date could be impacted.

Share-based Compensation

The fair value of share-based compensation is subject to the limitations of the Black-Scholes option pricing model that incorporates market data and involves uncertainty in estimates used by management in the assumptions. Because the Black-Scholes option pricing model requires the input of highly subjective assumptions, including the volatility of share prices, changes in subjective input assumptions can materially affect the fair value estimate.

Impairment of Assets

An impairment loss is recognized for the amount by which the asset’s or cash generating unit’s carrying amount exceeds its recoverable amount. To determine the recoverable amount, management estimates expected future cash flows from each asset or cash-generating unit and determines a suitable interest rate in order to calculate the present value of those cash flows. In the process of measuring expected future cash flows, management makes assumptions about future operating results. In addition, when determining the applicable discount rate, estimation is involved in determining the appropriate adjustments to market risk and asset-specific risk factors. These assumptions relate to future events and circumstances. Actual results may vary and may cause significant adjustments to the Company’s assets within the next financial year.

Fair Value of the Embedded Derivatives in the Convertible Debentures

The Company has determined that its functional currency is the Canadian dollar and has issued convertible debentures with face value in US dollars.  Furthermore, the Company conversion feature of the 2018, 2019 and 2020 convertible debentures failed the fixed-for-fixed equity classification provision due to the debentures being denominated in a foreign currency and a variable number of shares being issuable.

14

DIGATRADE FINANCIAL CORP. Notes to the Consolidated Financial Statements December 31, 2021 and 2020 (Expressed in Canadian Dollars)

NOTE 3 – SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS (Continued)

Fair Value of the Embedded Derivatives in the Convertible Debentures (Continued)

As such, the convertible debentures consisted of a liability component (“financial liability”) and an embedded derivative conversion feature (“derivative liability”) and contra asset account of deferred derivative loss due to significant amount of fair value of the derivative liability at inception in excess of the net proceeds. The net proceeds of these convertible bonds were first allocated to the fair value of the derivative liability.  As the fair value of the derivative liability at inception exceeds the net proceeds, the indication of significant loss at inception exists. As a result, nominal values of US$1,000 per newly issued convertible bonds were allocated to the financial liability. The remaining balance was set up as deferred derivative loss as a contra asset account.  The deferred derivative losses were then amortized to profit and loss over the life of the convertible bonds. Subsequent changes in fair value of the conversion feature were recognized at FVTPL.

The Company measures the fair value of the embedded derivative by reference to the fair value on the convertible debenture issuance date with an estimated life ending on the convertible debenture maturity date and revalues them at each reporting date. In determining the fair value of the embedded derivatives, the Company used the Black-Scholes option pricing model with the following assumptions: average volatility rate; market price at the reporting date; risk-free interest rate; the remaining expected life of the embedded derivatives and an exchange rate at the reporting date. The inputs used in the Black-Scholes model are taken from observable markets. Changes to assumptions used can affect the amounts recognized in the consolidated financial statements.

NOTE 4 – SECURTER SYSTEMS INC.

On February 26, 2019, the Company entered into an agreement with Securter Inc., in terms of which a newly formed corporation, Securter Systems Inc. (“SSI”) would acquire all the assets and liabilities of Securter Inc. Upon incorporation, SSI issued 25,937,594 Class A common shares (“Original Class A Common Shares”) to the shareholders of Securter Inc. and 100,000 Class B common shares to the Company. Each Class B common share is non-participating and carries 1,000 votes. The Company shall have the right to purchase up to 30.3% Original Class A Common Shares of SSI at a price of US$0.23 per share for a total purchase consideration of up to US$3,000,000.

As at December 31, 2019, SSI had 26,064,546 Original Class A Common Shares issued and outstanding whereby the Company held 126,951 of Original Class A Common Shares of SSI.  Together with the Company’s holding in Class B common shares, the Company held a voting interest of 79.4% and a participating economic interest of 0.49% as at December 31, 2019. During the period January 1, 2020 to September 8, 2020, SSI issued a further 733,482 Original Class A Common Shares to the Company, giving the Company a voting interest of 79.1% and a participating economic interest of 3.13% or 860,433 Original Class A Common Shares in SSI as at September 8, 2020.

On September 8, 2020, SSI effected a reorganization of its capital structure. All the issued and outstanding Original Class A Common Shares and Class B shares of SSI were cancelled, and new Class A shares (“New Class A Common Shares”) were issued. As a result of the reorganization, the Company received 4,396,000 New Class A Common Shares or 16% ownership of SSI in exchange for the Company’s return of its 860,433 Original Class A Common Shares and its 100,000 Class B common shares.  Consequently, the Company ceased to hold voting control of SSI on September 8, 2020. The reorganization is accounted for as the disposition of SSI, the subsidiary by the Company.  The fair value of the consideration received, the 4,396,000 New Class Common Shares or 16% economic interest in SSI is estimated at $Nil. This is based on the early stage of the business project of SSI and the uncertainty of ability to finance the development cost to commercialization of SSI’s business project.

15

DIGATRADE FINANCIAL CORP. Notes to the Consolidated Financial Statements December 31, 2021 and 2020 (Expressed in Canadian Dollars)

NOTE 4 – SECURTER SYSTEMS INC. (Continued)

As of the date of disposal on September 8, 2020, the carrying value of SSI net assets and the loss on the spin-out are as follows:

September 8, 2020
$
Intangible assets	29,840
Total non-current assets	29,840

Cash	17,086
Sales tax receivable	12,730
Total current assets	29,816

Accounts payable and accrued liabilities	(31,095)
Loan from non-controlling shareholders	(29,380)
Total current liabilities	(60,475)

Total net liabilities	(819)

The Company’s share of net assets	286,570
Non-controlling interest’s share of net liabilities	(287,389)

Total net liabilities	(819)

Cash consideration received	-
Cash and cash equivalent disposal of	(17,086)
Net cash (disposal of)	(17,086)

Fair value of consideration received	-
The Company’s share of net assets	(286,570)

Loss on Spin-out of SSI	(286,570)

	January 1 to September 8, 2020	January 1 to December 31, 2019
	$	$
LOSS FOR THE PERIODS FROM DISCONTINUED OPERATIONS

EXPENSES
Accounting, Audit and Legal	5,720	67,837
Advertising and Promotion	-	74,669
Consulting Fees	12,739	16,200
Development Costs	97,579	-
Exchange Rate Loss	2,371	-
Interest and Bank Charges	297	137
General and Administration Expenses	2,700	-
Salaries	6,231	-

	127,637	158,843

16

DIGATRADE FINANCIAL CORP. Notes to the Consolidated Financial Statements December 31, 2021 and 2020 (Expressed in Canadian Dollars)

NOTE 4 – SECURTER SYSTEMS INC. (Continued)

	January 1 to September 8, 2020	January 1 to December 31, 2019
CASH PROVIDED BY (USED FOR):	$	$

DISCONTINUED OPERATIONS ACTIVITIES
Net Loss for the Periods	(127,637)	(158,843)
Adjustments for:
Operating expenses contributed by shareholders	126,843	158,923

	(794)	80
Non-Cash Items:
Change in amounts receivable	(12,659)	(72)
Change in trade and other payables	30,531	-

Net cash from (used in) discontinued operations	17,078	8

INCREASE IN CASH	17,078	8

Cash, Beginning of the Period	8	-

CASH, END OF THE PERIOD	17,086	8

During the year ended December 31, 2020, the Company had net cash used in the investment activities related to SSI:

Cash used in investing activities related to Securter System Inc.:
Cash invested in Securter Systems Inc.	(128,815)	(158,923)
Unspent cash balance in Securter Systems Inc. end of December 31, 2019	-	8
Securter Systems Inc.’s cash disposed on deconsolidation	(17,086)	-

Net cash (used in) investment in discontinued operations	(145,901)	(158,915)

NOTE 5 – TRADE AND OTHER PAYABLES

As at December 31, 2021 and 2020, the Company had the following amounts due to creditors:

	2021	2020
	$	$
Trade Payables	55,390	73,447
Accrued Liabilities	79,735	74,150

	135,125	147,597

17

DIGATRADE FINANCIAL CORP. Notes to the Consolidated Financial Statements December 31, 2021 and 2020 (Expressed in Canadian Dollars)

NOTE 6 – CONVERTIBLE PROMISSORY NOTES

	Promissory Note	Convertible Promissory Note - Liability Component	Derivative Liability	Deferred Derivative Loss (Increase)	Total
	$	$	$	$	$
Balance December 31, 2019	165,698	50,593	370,194	(150,851)	435,634

Proceeds net of transaction costs	-	13,396	1,216,301	(826,097)	403,600
Conversions	-	(140,768)	(1,104,262)	(170,994)	(1,416,024)
Fair value change	-	-	1,128,625	867,305	1,995,930
Interest expense	-	30,785	-	-	30,785
Accretion expense	-	137,880	-	-	137,880
Loss (gain) on settlement of debt	(151,301)	-	-	-	(151,301)
Foreign exchange (gain) loss	(2,494)	(165)	-	-	(2,659)

Balance December 31, 2020	11,903	91,721	1,610,858	(280,637)	1,433,845

Proceeds net of transaction costs	-	12,519	1,514,868	(1,036,939)	490,448
Transaction costs	-	-	46,069	-	46,069
Conversions	-	(184,922)	(1,791,218)	1,390,882	(585,258)
Fair value change	-	-	(829,011)	(303,163)	(1,132,174)
Interest expense	-	39,182	-	-	39,182
Accretion expense	-	129,391	-	-	129,391
Foreign exchange (gain) loss	(26)	671	-	-	645

Balance December 31, 2021	11,877	88,562	551,566	(229,857)	422,148

The convertible bonds consisted of a liability component (“financial liability”) and an embedded derivative conversion feature (“derivative liability”) and contra asset account of deferred derivative loss due to significant amount of fair value of the derivative liability at inception in excess of the net proceeds. The net proceeds of these convertible bonds were first allocated to the fair value of the derivative liability.  As the fair value of the derivative liability at inception exceeds the net proceeds, the indication of significant loss at inception exists. As a result, nominal values of US$1,000 per newly issued convertible bonds were allocated to the financial liability. The remaining balance was set up as deferred derivative loss as a contra asset account.  The deferred derivative losses were then amortized to profit and loss over the life of the convertible bonds. Subsequent changes in fair value of the conversion feature were recognized at FVTPL (Note 2(k)).

a)

During the year ended December 31, 2020, the Company issued certain Convertible Promissory Notes. At inception, the net proceeds received of $403,600 (US$299,910 or gross proceeds of US$332,000 net of cash discount in the amount of US$27,700 and transaction costs in the amount of US$4,390) were allocated to the derivative liability at $1,216,301 related to the conversion feature which was determined using the Black-Scholes option pricing model. The remaining balance of the net proceeds were then allocated to nominal values of $13,396 (US$10,000 with US$1,000 per each convertible bond issued in 2020) and deferred derivative loss, a contra asset account of $826,097. The notes are unsecured, bear interest at between 10% and 12% per annum from the date of issuance and mature between six months and one year after the date of issuance. Any amount of interest or principal that is not paid on the maturity date bears interest at 15% to 22% per annum from the maturity date to the date of payment. Any amount of principal and/or interest that is unpaid may be converted, at the option of the holder, in whole or in part into common shares of the Company at a price equal to 61% of the Market Price. The “Market Price” means either the lowest closing bid price for the Company’s stock as reported on the OTC during the fifteen trading days or the average of the two closing bid prices during the twenty-five trading days prior to a Notice of Conversion. The Company may prepay the principal and all accrued interest at any time between the date of issuance and the maturity date, together with a prepayment premium of between 15% and 40% of the amount prepaid, determined by reference to the date of repayment.

18

DIGATRADE FINANCIAL CORP. Notes to the Consolidated Financial Statements December 31, 2021 and 2020 (Expressed in Canadian Dollars)

NOTE 6 – CONVERTIBLE PROMISSORY NOTES (continued)

b)

During the year ended December 31, 2021, the Company issued certain convertible promissory notes. At inception, the net proceeds of $490,448 (US$392,000 or gross proceeds of US$428,750 net of cash discount in the amount of US$30,000 and transaction costs in the amount of US$6,750) were allocated to the derivative liability at $1,036,668 related to the conversion feature which was determined using the Black-Scholes option pricing model. The remaining balance of the net proceeds were then allocated to nominal values of $12,519 (US$10,000 with US$1,000 per each convertible bond issued in 2021) and deferred derivative loss, a contra asset account of $1,514,597. The notes are unsecured, bear interest at between 10% and 12% per annum from the date of issuance and mature between six months and one year after the date of issuance. Any amount of interest or principal that is not paid on the maturity date bears interest at 15% to 22% per annum from the maturity date to the date of payment. Any amount of principal and/or interest that is unpaid may be converted, at the option of the holder, in whole or in part into common shares of the Company at a price equal to 61% of the Market Price. The “Market Price” means either the lowest closing bid price for the Company’s stock as reported on the OTC during the fifteen trading days or the average of the two closing bid prices during the twenty-five trading days prior to a Notice of Conversion. The Company may prepay the principal and all accrued interest at any time between the date of issuance and the maturity date, together with a prepayment premium of between 15% and 40% of the amount prepaid, determined by reference to the date of repayment.

c)

During 2021, promissory notes with a face value of US$464,580 (CAD$585,258) were converted into 220,865,794 common shares of the Company (2020 - US$302,203 converted and 759,908,896 common shares issued).

d)

During the year ended December 31, 2021, the Company recognized through profit and loss a change in the fair value of the derivative liability of $829,011 (2020 - $1,128,625) and the amortization of the deferred derivative loss of $303,163 (2020 – ($867,305)). As at December 31, 2021, the fair value of the derivative liability related to the conversion feature of $551,566 (2020 – $1,610,858) was determined using the Black-Scholes option pricing model based on the following assumptions: share price of US$0.004; a risk-free rate of 0.52%; stock price volatility ranging from 169% to 200%; dividend yield of 0%; and expected life of conversion features ranging from 0.14 to 0.98 years.

19

DIGATRADE FINANCIAL CORP. Notes to the Consolidated Financial Statements December 31, 2021 and 2020 (Expressed in Canadian Dollars)

NOTE 7 – SHARE CAPITAL

a)	Authorized Capital

Unlimited number of common shares, participating, voting (voting right of 1 vote per share), with no par value.

2,100,000 Class “B” common shares, non-participating, voting (voting right of 1,000 votes per share), with no par value.

b)	Issued and Outstanding Common Shares

i)

During fiscal 2020, the Company converted promissory notes with face value of US$302,203 into 759,908,896 common shares of the Company. An amount of $1,416,024 was allocated to the share capital in connection with these promissory note conversions.

ii)

On April 14, 2020, the Company passed a resolution to increase the authorized number of Class “B” common shares from 1,100,000 to 2,100,000. On the same day, the Company issued 1,000,000 Class “B” common shares at $0.0001 per share for total proceeds of $100 to a shareholder who is also a Director and Officer of the Company.

iii)

During fiscal 2021, the Company converted promissory notes with face value of US$464,580 (CAD$585,258) into common shares of the Company. The Company issued 196,822,079 common shares and has an obligation to issue a further 24,043,715 shares to the holder of a promissory note that issued a notice of conversion but at December 31, 2021 had not taken delivery of the common shares. An amount of $515,497 was allocated to share capital and $69,761 was allocated to obligation to issue shares in connection with these promissory note conversions.

c)	Share-Based Payments

i)

During the year ended December 31, 2019, the Company granted 10 million share purchase options at an exercise price of US$0.006 without any specified expiration date. The Company estimated the share-based compensation at $60,000 using Black-Scholes with the assumptions of risk-free rate of 1.68%, volatility of 268% and option life of 7 years.

d)	Share Purchase Warrants

The Company had no share purchase warrants outstanding for the years ended December 31, 2021, 2020, and 2019.

e)	Stock Options

On February 14, 2019, the Company granted 5,750,000 stock options to directors of the Company and 4,250,000 stock options to consultants. The options have an exercise price of US$0.006 and expire on February 14, 2027. The continuity of stock options is summarized below:

Expiry Date		Exercise Price	December 31, 2020	Granted 2021	Exercised	Cancelled	December 31, 2021

February 14, 2027	US$	0.006	10,000,000	-	-	-	10,000,000

The Company did not issue any stock options in 2021.

f)	Escrow Shares

On September 19, 2014, the Company entered into an escrow agreement with a creditor. The Company agreed to pay the creditor $2,500 upon signing of the agreement and to issue 1,500 shares to be held in escrow. The Company was obligated to pay the creditor a further $7,334 (US$6,687) forty-five days after the Company’s stock becomes DWAC-eligible. On December 22, 2016, the Company paid $5,374 (US$4,000) and the creditor agreed to release these shares from escrow.

As of December 31, 2021, the 1,500 shares were held in trust by the corporate lawyer and have not been returned to the Company’s Treasury.

20

DIGATRADE FINANCIAL CORP. Notes to the Consolidated Financial Statements December 31, 2021 and 2020 (Expressed in Canadian Dollars)

NOTE 8 – SUPPLEMENTAL CASH FLOW INFORMATION

		2021	2020
		$	$
a)	Change in Non-Cash Working Capital Accounts

	GST Recoverable	1,002	1,540
	Prepaid Expenses	(23,763)	-
	Trade and Other Payables	(12,472)	25,320

		(35,233)	26,860

b)	Significant Non-Cash Financing Activities

	Shares Issued on Conversion of Convertible Promissory Notes	585,258	1,416,023

		585,258	1,416,023

c)	Other Information

	Interest Paid	39,182	31,621
	Income Taxes Paid	-	-

NOTE 9 – INCOME TAX

a)	Deferred Tax Assets and Liabilities

The Company’s unrecognized deductible temporary differences and unused tax losses for which no deferred tax asset is recognized consists of the following amounts:

	2021	2020
	$	$
Non-Capital Losses	7,645,500	7,343,728
Capital Losses	29,629	29,629
Property and Equipment	100,490	100,490

	7,775,619	7,473,847

21

DIGATRADE FINANCIAL CORP. Notes to the Consolidated Financial Statements December 31, 2021 and 2020 (Expressed in Canadian Dollars)

NOTE 9 – INCOME TAX (continued)

As at December 31, 2021, the Company has non-capital losses of approximately $7,645,500 which may be applied to reduce Canadian taxable income of future years.  These non-capital losses expire as follows:

$
2026	313,100
2027	515,300
2028	367,400
2029	1,157,900
2030	307,400
2031	301,400
2032	233,000
2033 to 2040	4,450,000

7,645,500

b)	Income Tax Expense

The income tax expense of the Company is reconciled to the net loss for the year as reported in the consolidated statement of comprehensive loss as follows:

	2021	2020
		$

Recovery of Income Tax Calculated at the Statutory Rate of 11% (2020 – 11%)	(48,000)	(298,306)
Deferred Tax Assets Not Recognized	64,000	(39,649)
Impact of Change in Substantively Enacted Tax Rates on
Opening Deferred Tax Assets	(2,000)	71,680
Other permanent differences	(110,000)	266,275

Income Tax Expense	-	-

NOTE 10 – RELATED PARTY TRANSACTIONS

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed.  Details of transactions between the Company and other related parties, in addition to those transactions disclosed elsewhere in these consolidated financial statements, are described below. All related party transactions were in the ordinary course of business and were measured at their exchange amounts.

a)	Compensation of Key Management Personnel

i)	The Company incurred management fees for services provided by key management personnel for the years ended December 31, 2021 and 2020:

	2021	2020
	$	$
Management Fees	169,348	133,939

ii)	During the year ended December 31, 2021, the Company received $63,535 (2020-$Nil) advance from shareholder.

22

DIGATRADE FINANCIAL CORP. Notes to the Consolidated Financial Statements December 31, 2021 and 2020 (Expressed in Canadian Dollars)

NOTE 11 – FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Company is exposed to various risks in relation to financial instruments. The Company’s financial assets and liabilities by category are summarized in Note 2(k). The Company’s risk management is coordinated in close co-operation with the board of directors and focuses on actively securing the Company’s short to medium-term cash flows and raising financing for the Company’s capital expenditure program. The Company does not actively engage in the trading of financial assets for speculative purposes. The most significant financial risks to which the Company is exposed are as follows:

a)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company is dependent upon the availability of credit from its suppliers and its ability to generate sufficient funds from equity and debt financing to meet current and future obligations. The Company has a working capital deficiency of $546,798 as at December 31, 2021. There can be no assurance that such debt or equity financing will be available to the Company.

b)	Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to significant interest rate risk as the interest rates associated with the convertible promissory notes are fixed.

c)	Credit Risk

Credit risk is the risk of loss associated with a counter party’s inability to fulfill its payment obligations. As the Company is in the development stage and has not yet commenced commercial production or sales, it is not exposed to significant credit risk.

d)	Foreign Exchange Risk

Foreign exchange risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company is exposed to foreign exchange risk to the extent it incurs currency exchange platform service and development expenditures and operating costs in foreign currencies including the U.S. Dollar. The Company does not hedge its exposure to fluctuations in the related foreign exchange rates.

e)	Fair Values

The Company uses the following hierarchy for determining fair value measurements:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.

Level 3: Techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The level within which the financial asset or liability is classified is determined based on the lowest level of significant input to the fair value measurement. The Company’s financial instruments, except for embedded derivatives attached to any instruments, were measured at fair value using Level 1 valuation technique and those financial assets and liabilities approximate their fair values. The embedded derivatives attached to any financial instruments were measured at fair value using Level 2 inputs (see Note 6).

23

DIGATRADE FINANCIAL CORP. Notes to the Consolidated Financial Statements December 31, 2021 and 2020 (Expressed in Canadian Dollars)

NOTE 12 – CAPITAL MANAGEMENT

The Company’s objective for managing its capital structure is to safeguard the Company’s ability to continue as a going concern and to ensure it has the financial capacity, liquidity and flexibility to fund its ongoing operations and capital expenditures.

The Company manages its share capital as capital, which as at December 31, 2021, amounted to $9,391,778. At this time, the Company’s access to the debt market is limited and it relies on equity issuances and the support of shareholders to fund the development of its business. The Company monitors capital to maintain a sufficient working capital position to fund annualized administrative expenses and capital investments.

As at December 31, 2021, the Company had a working capital deficiency of $546,798. The Company will issue shares and may from time to time adjust its capital spending to maintain or adjust the capital structure. There can be no assurance that the Company will be able to obtain debt or equity capital in the case of operating cash deficits.

The Company’s share capital is not subject to external restrictions. The Company has not paid or declared any dividends since the date of incorporation, nor are any contemplated in the foreseeable future. There were no changes in the Company’s approach to capital management during the year ended December 31, 2021.

NOTE 13 – SUBSEQUENT EVENTS

a)	Issuance of Shares Pursuant to the Conversion of a Promissory Note.

Subsequent to December 31, 2021, the Company issued 24,043,715 common shares pursuant to the conversion of a Convertible Promissory Note during the 2021 fiscal year. (Note 7(b)(iii))

b)	Issuance of Convertible Promissory Notes

Subsequent to the end of the 2021 fiscal year, the Company issued convertible promissory notes in the amount of US$77,500 (CAD$98,250) and received net proceeds of US$70,000 (CAD$88,740). The notes are unsecured, bear interest at between 12% per annum from the date of issuance and mature one year after the date of issuance. Any amount of interest or principal that is not paid on the maturity date bears interest at 22% per annum from the maturity date to the date of payment. Any amount of principal and/or interest that is unpaid may be converted, at the option of the holder, in whole or in part into common shares of the Company at a price equal to 61% of the Market Price. The “Market Price” means the lowest closing bid price for the Company’s stock as reported on the OTC during the fifteen trading days prior to a Notice of Conversion. The Company may prepay the principal and all accrued interest at any time between the date of issuance and the maturity date, together with a prepayment premium of between 15% and 40% of the amount prepaid, determined by reference to the date of repayment.

c)	Issuance of Promissory Note

On February 1, 2022, the Company issued a promissory note in the amount of $10,000. The note matures on July 1, 2022, and is non-interest-bearing until maturity, whereafter it bears interest at 3% per annum.

d)	Conversion of Convertible Promissory Notes

Subsequent to December 31, 2021, promissory notes with face values totaling US$161,250 (CAD$204,470) were converted into common shares of the Company. The Company issued 149,440,803 shares pursuant to these conversions.

24